AB 3\17

DL 3/4

SI 11017466 MMISSION 9

SEC Mail Processing Section

FEB 28 2011

Washington, DC 110

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 65975

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Q Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1899 Wynkoop Street, Suite 200
(No. and Street)

Denver	Colorado	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael S. Quinn — 303-996-9660
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

1700 Lincoln Street, Suite 1400	Denver	Colorado	80203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3\17

OATH OR AFFIRMATION

I, Michael Quinn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Q Advisors LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Michael S. Quinn, Member of Q Consulting, LLC; Administrative Member of Q Advisors LLC

Title

J. Roche

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Q Advisors LLC
December 31, 2010

Contents

BKD LLP
CPAs & Advisors

Wells Fargo Center
1700 Lincoln Street, Suite 1400
Denver, CO 80203-4514
303.861.4545 Fax 303.832.5705 www.bkd.com

Report of Independent Registered Public Accounting Firm

To the Members
Q Advisors LLC
Denver, Colorado

We have audited the accompanying statement of financial condition of Q Advisors LLC (the Company) as of December 31, 2010, and the related statements of income, members' capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Q Advisors LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BKD, LLP

Denver, Colorado
February 22, 2011

Q Advisors LLC
Statement of Financial Condition
December 31, 2010

Assets

Current Assets		
Cash	$	36,002
Accounts and receivable		44,179
Prepaid management fees		1,500,000
Prepaid expenses		17,888
Furniture and equipment, at cost, net of accumulated depreciation of $153,630		36,233
	$	1,634,302

Liabilities and Members' Capital

Liabilities		
Accounts payable	$	6,509
Total liabilities		6,509
Members' Capital		1,627,793
	$	1,634,302

See Notes to Financial Statements

Q Advisors LLC
Statement of Income
Year Ended December 31, 2010

Revenues	
Financial advisory fees	$ 3,734,277
Reimbursed direct client costs	182,218
Interest income and other	1,646
	3,918,141
Expenses	
Management fees	3,315,000
Direct client costs	133,877
Other general and administrative expenses	99,079
	3,547,956
Net Income	$ 370,185

Q Advisors LLC
Statement of Members' Capital
Year Ended December 31, 2010

Balance, Beginning of Year	$	1,789,487
Net income		370,185
Distributions to members		(531,879)
Balance, End of Year	$	1,627,793

Q Advisors LLC
Statement of Cash Flows
Years Ended December 31, 2010

Operating Activities	
Net income	$ 370,185
Items not requiring cash	
Depreciation	44,647
Changes in	
Accounts receivable	19,452
Prepaid management fees	151,242
Accounts payable	(56,521)
Net cash provided by operating activities	529,005
Investing Activities	
Purchase of furniture and equipment	(45,729)
Net cash used in investing activities	(45,729)
Financing Activities	
Distributions to members	(531,879)
Net cash used in financing activities	(531,879)
Decrease in Cash	(48,603)
Cash, Beginning of Year	84,605
Cash, End of Year	$ 36,002

Q Advisors LLC
Notes to Financial Statements
December 31, 2010

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Q Advisors LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company earns revenues from financial advisory services related to mergers and acquisitions, private equity and debt financing and capital structure advisory services. The Company extends unsecured credit to its customers, with credit extended to three customers exceeding 90% of accounts receivable at December 31, 2010. Because of the services provided, it is expected that the Company will have significant changes in the makeup of its customer base year to year.

The Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(i) provide that the Company promptly transmit all customer funds and securities to customers and maintain a bank account designated as a "Special Account for the Exclusive Benefit of Customers." Management has instituted a policy prohibiting the Company from receiving any customer funds or securities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable are stated at the amount billed to customers. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. At December 31, 2010, no accounts were deemed doubtful and thus no allowance is provided. Accounts receivable are ordinarily due 30 days after the issuance of the invoice. Accounts that are unpaid after the due date do not bear any interest. Delinquent receivables are written off based on specific circumstances of the customer.

Furniture and Equipment

Furniture and equipment are depreciated over the estimated useful life of each asset. Annual depreciation is computed using an accelerated method.

Revenue Recognition

Financial advisory fees and reimbursed direct client costs are recognized as earned based on the terms of the specific contracts with the customers.

Income Taxes

The Company is not directly subject to income taxes under the provisions of the Internal Revenue Code and applicable state laws. Therefore, taxable income or loss is reported to the individual members for inclusion in their respective tax returns and no provision for federal or state income taxes has been included in the accompanying financial statements.

The Company is no longer subject to federal or state income tax examinations by taxing authorities before 2007 and 2006, respectively.

Subsequent Events

Subsequent events have been evaluated through February 22, 2011, which is the date the financial statements were available to be issued.

Note 2: Related-party Transactions

The Company pays an annual management fee to a related party through common ownership. The amount of the management fee is for all necessary management and administrative services needed to implement the operations of the Company and is determined annually by the members of the Company. For the year ended December 31, 2010, the management fee expense was $3,315,000. Of this amount, $1,665,000 was paid during 2010 and $1,650,000 was paid prior to 2010. The Company's commitment for the management fee for the year ending December 31, 2011, is $2,500,000. At December 31, 2010, the Company had prepaid $1,500,000 of the 2011 management fee.

Note 3: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company had net capital of $29,493, which was $24,493 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.22 to 1 at December 31, 2010.

Note 4: Significant Estimates and Concentrations

Current Economic Conditions

The current protracted economic decline continues to present difficult circumstances and challenges, which for some companies have resulted in large and unanticipated declines in their business volumes and constraints on their liquidity. The accompanying financial statements have been prepared using values and information currently available to the Company.

Current economic and financial market conditions could adversely affect the Company's results of operations in future periods. The current instability in the financial markets could significantly impact future revenues, which could have an adverse impact on the Company's future operating results.

Supplementary Information

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

Q Advisors LLC

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2010

Net Capital	
Total members' capital	$ 1,627,793
Deduct	
Non-allowable assets	
Accounts receivable	44,179
Prepaid management fee	1,500,000
Prepaid expenses	17,888
Furniture and equipment, net	36,233
Net capital	$ 29,493
Aggregate Indebtedness	$ 6,509
Minimum Net Capital Required	$ 5,000
Capital in Excess of Minimum Requirement	$ 24,493
Ratio of Aggregate Indebtedness to Net Capital	0.22 to 1

There were no material differences between the amounts presented above and the amounts presented in the Company's computation file with Part II, Form X-17A-5 for December 31, 2010. Accordingly, no reconciliation is necessary.

Report of Independent Registered Public Accounting Firm on Internal Control

To the Members
Q Advisors LLC
Denver, Colorado

In planning and performing our audit of the financial statements of Q Advisors LLC (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect

misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Denver, Colorado
February 22, 2011

Report of Independent Registered Public Accounting Firm on Applying Agreed-upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Members
Q Advisors LLC
Denver, Colorado

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Q Advisors LLC (the Company) and the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger, noting no differences.

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences.

3. Noted no adjustments to be reported in Form SIPC-7.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the listing of assessment payments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Denver, Colorado
February 22, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065975 FINRA DEC
Q ADVISORS LLC 20*20
1899 WYNKOOP ST STE 200
DENVER CO 80202-1083

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 9,340
   B. Less payment made with SIPC-6 filed (exclude interest) (4,713)
      07/15/10
      Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 4,627
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 4,627
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 4,627
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Q Advisors LLC
(Name of Corporation, Partnership or other organization)

Michael S. Quinn
(Authorized Signature)

Member, Q Consulting LLC; Administrative Member
(Title)

Dated the 11 day of February, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 01/01, 2010 and ending 12/31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 3,918,142

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ — 182,218

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions — 182,218

2d. SIPC Net Operating Revenues — $ 3,735,924

2e. General Assessment @ .0025 — $ 9,340

(to page 1, line 2.A.)

Q Advisors LLC

Reports of Independent Registered Public Accounting Firm and Financial Statements

December 31, 2010